[redacted]

08033030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2007 (MM/DD/YY) AND ENDING 05/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAX INTERNATIONAL BROKER DEALER CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 MAIDEN LANE SUITE 503
(No. and Street)

NEW YORK (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOLLY HABER 212-809-3267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE ONE (Address) ISELIN (City) NJ (State) 08830 (Zip Code)

PROCESSED
NOV 19 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section
NOV 12 2008
Washington, DC
100

OATH OR AFFIRMATION

I, HOLLY HABER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAX INTERNATIONAL BROKER DEALER CORP., as of MAY 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Holly Haber
Signature

CHIEF FINANCIAL OFFICER
Title

David Shaw
Notary Public
DAVID M. SHAW

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2008

CONFIDENTIAL

MAX INTERNATIONAL BROKER DEALER CORP.

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

CONFIDENTIAL

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Max International Broker Dealer Corp.

We have audited the accompanying statement of financial condition of **Max International Broker Dealer Corp.** (the "Company") as of May 31, 2008, and that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Max International Broker Dealer Corp.** as of May 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 8 to the financial statements, the Company's former clearing broker-dealer is in liquidation, consequently the Company's receivable from and deposit with such broker-dealer may not be fully realized.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
August 22, 2008

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

		May 31, 2008
ASSETS		
Cash and cash equivalents	$	25,971
Deposit with clearing broker		52,877
Marketable securities		24,444
Receivable from broker-dealer		218,528
Property and equipment at cost, less accumulated depreciation and amortization of $142,130		57,495
Deferred tax asset		36,542
Other assets		25,057
Total assets	$	440,914
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Loans payable, bank	$	51,239
Commissions payable		143,970
Accounts payable and accrued expenses		78,237
Total liabilities		273,446
Shareholders' equity		
Common stock $0.2075 par value, 200,000 shares authorized, 117,000 shares issued, 18,000 outstanding		24,278
Additional paid-in capital		11,425
Retained earnings		152,308
Less: Common stock in treasury, 99,000 shares, at cost		(20,543)
Total shareholders' equity		167,468
Total liabilities and shareholders' equity	$	440,914

See accompanying notes to financial statements.

1. Organization and Nature of Business

Max International Broker Dealer Corp. (the "Company") commenced doing business as a registered broker-dealer in securities in April 1999. In this capacity, the Company executes principal and agency transactions for its customers. The Company forwards all customer transactions to other broker-dealers and clearing brokers on a fully disclosed basis. The Company does not hold funds or securities for customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and operates under the exemptive provisions of Securities and Exchange Commission rule 15c3-3(k)(2)(i)(i).

Effective January 1, 2008, the Company's minimum net capital requirement was changed from $100,000 to $5,000 as the Company closed its proprietary trading account and ceased proprietary trading on July 10, 2007.

2. Summary of Significant Accounting Policies

Marketable Securities

Marketable securities are valued generally at last quoted market prices.

Revenue Recognition and Commissions

The Company executes all of its customer trades through other member firms and records all securities transactions on a trade-date basis. The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and savings accounts.

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets.

Income Taxes and Deferred Income Taxes

The Company is liable for federal, state and local taxes as applicable. The amount of current and deferred taxes payable or refundable is recognized as the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

3. Property and Equipment, Net

Property and equipment consist of the following:

Leasehold improvements and office equipment	$ 41,048
Computer and office equipment	97,219
Telephone equipment	49,463
Art	11,895
	199,625
Less: Accumulated depreciation and amortization	(142,130)
	$ 57,495

Depreciation and amortization expense for the year ended May 31, 2008 was $8,550.

4. Loans Payable, Bank

The Company has an unsecured $15,000 line of credit of which $871 was available as of May 31, 2008. The credit line is subject to renewal annually and payable on demand. Interest is payable monthly at the prime rate plus 6%.

The Company is also obligated under a business installment loan. This obligation is payable in monthly installments of principal and interest at the rate of 7.15% per annum, aggregating $1,494. The loan matures on June 28, 2010 and is collateralized by substantially all the assets of the Company.

Principal payment requirement in the years subsequent to May 31, 2008 are as follows:

2009	$15,895
2010	17,069
2011	2,694

Interest expense for the year ended May 31, 2008 aggregated $6,759.

5. Credit for Income Taxes

The credit for income taxes is summarized as follows:

	Year Ended May 31, 2008
Current:	
Federal	$ (12,413)
Deferred:	
Federal	(27,407)
State and local	(9,135)
	(36,542)
Total credit for income taxes	$ (48,955)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary difference that gives rise to the deferred tax asset is net operating loss carryforward.

At May 31, 2008, the Company has available unused net operating loss carryforwards that may be applied against future taxable income of approximately $124,000.

6. Concentrations of Credit Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company maintains its cash with one bank which is insured by the Federal Deposit Insurance Corporation (FDIC) in bank deposit accounts which at times may exceed federally insured limits. Amounts are guaranteed by the FDIC up to $100,000.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts business.

As of May 31, 2008, there was no significant customer accounts having debit balances which presented any risk nor was there any significant exposure with any other transaction conducted with any other broker, except as disclosed in Note 8 to the financial statements.

7. Commitments

The Company leases facilities under various lease and sublease agreements expiring in 2012. The leases contain provisions for escalations based on increases in certain costs incurred by the lessor. The future minimum lease payments are as follows:

Year ended May 31,	
2009	$ 174,028
2010	124,147
2011	124,760
Thereafter	124,195
Total	$ 547,130

Rent expense for the year ended was $229,190 (including sublease payments to an affiliate, aggregating $40,200).

8. Uncertainties

On May 23, 2008, the Company's former clearing firm, North American Clearing Inc. (NACI), was placed under receivership and put into liquidation by the Securities Investor Protection Corporation of New York, after the Securities and Exchange Commission brought charges against the firm and its owner. The Company, after becoming aware of the matter, entered into a new fully disclosed clearing agreement with First Southwest Company. At August 22, 2008, the Company was owed commissions and deposits of $246,405 and marketable securities of $19,986, respectively from NACI. At the present time, management cannot reasonably estimate the effect this matter will have on the collections owed to them, but believes it will not have any material adverse effect on the financial condition or results of operations of the Company.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2008 the Company had net capital of $43,217, which was $24,988 in excess of its required net capital of $18,229. The Company's ratio of aggregate indebtedness to net capital was 6.33 to 1.

10. Related Party Transactions

For the year ended May 31, 2008, the Company incurred $162,976 of consulting fees, travel, and rent expenses paid to related parties.

11. Contingencies

In the ordinary course of business, the Company is party to various claims, pending litigation and arbitration matters, including examinations of regulatory authorities, which it vigorously defends. In the opinion of management, resolution of these matters will not have a material effect on the financial condition of the Company.

END